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FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED SEPTEMBER 30, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÚ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/    Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): / /

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / /    No /X/

F O R M 6 K

for the nine months
ended September 30 of
Fiscal Year 2004

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6–K

		PAGE
Item 1	Financial Statements:
	–Consolidated Balance Sheets (U.S. GAAP) at December 31, 2003 (audited) and September 30, 2004 (unaudited)	3
	–Statements of Consolidated Income (U.S. GAAP) for the nine months ended September 30, 2003 and 2004 (unaudited)	4
	–Statement of Consolidated Shareholders' Equity (U.S. GAAP) for the nine months ended September 30, 2004 (unaudited)	5
	–Statements of Consolidated Cash Flows (U.S. GAAP) for the nine months ended September 30, 2003 and 2004 (unaudited)	6
	–Condensed Notes to Interim Consolidated Financial Statements (unaudited)	7
Item 2	Management's discussion and analysis of financial condition and results of operations for the nine and the three months ended September 30, 2003 and 2004	11
Item 3	Press Release for September 30, 2004	28

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2003 AND SEPTEMBER 30, 2004

	December 31, 2003 (Audited)		September 30, 2004 (Unaudited)		September 30, 2004 (Unaudited)
	(Thousands of Euro)				(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	EURO	299,937	EURO	565,580	$702,281
Accounts receivable—net		353,516		383,476	476,162
Sales and income taxes receivable		34,259		15,600	19,371
Inventories		404,216		383,788	476,550
Prepaid expenses and other		50,714		67,923	84,340
Net deferred tax assets—current		124,451		117,472	145,865

Total current assets		1,267,093		1,533,839	1,904,568

PROPERTY, PLANT AND EQUIPMENT—net		497,435		500,863	621,922

OTHER ASSETS
Goodwill		1,328,914		1,319,850	1,638,858
Intangible assets—net		764,698		770,981	957,327
Investments		13,055		13,826	17,168
Other assets		41,481		21,913	27,209

Total other assets		2,148,149		2,126,570	2,640,562

TOTAL	EURO	3,912,676	EURO	4,161,272	$5,167,051

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	EURO	516,905	EURO	331,171	$411,215
Current portion of long-term debt		390,935		380,955	473,032
Accounts payable		178,616		163,450	202,956
Accrued expenses and other		218,388		234,939	291,724
Accrual for customers' right of return		7,423		7,909	9,821
Income taxes payable		11,011		30,184	37,479

Total current liabilities		1,323,278		1,148,608	1,426,227

LONG-TERM LIABILITIES
Notes payable		238,152		241,604	300,000
Long-term debt		624,340		895,363	1,111,772
Liability for termination indemnities		47,241		51,038	63,374
Net deferred tax liabilities—non current		161,102		164,824	204,662
Other		124,157		120,634	149,791

Total long-term liabilities		1,194,992		1,473,463	1,829,599

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES		19,872		22,242	27,618

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—454,477,033 and 454,787,783 ordinary shares authorized and issued at December 31, 2003 and September 30, 2004, respectively; 448,042,247 and 448,352,997 shares outstanding at December 31, 2003 and September 30, 2004, respectively.		27,269		27,287	33,882
Additional paid-in capital		36,275		38,703	48,057
Retained earnings		1,619,312		1,750,967	2,174,175
Accumulated other comprehensive loss		(238,335)		(230,010)	(285,604)

Total		1,444,521		1,586,946	1,970,511
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2003 and September 30, 2004.		69,987		69,987	86,903

Shareholders' equity		1,374,534		1,516,959	1,883,608

TOTAL	EURO	3,912,676	EURO	4,161,272	$5,167,051

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.2417 on September 30, 2004 (see Note 6).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004 (UNAUDITED)

	2003		2004		2004
	(Thousand of Euro)(2)				(Thousand of US dollars)(1)(2)

NET SALES	EURO	2,105,954	EURO	2,282,245	$2,833,864
COST OF SALES		652,857		695,055	863,050

GROSS PROFIT		1,453,097		1,587,190	1,970,814

OPERATING EXPENSES:
Selling and advertising		910,753		959,920	1,191,933
General and administrative		209,671		238,982	296,744

Total		1,120,424		1,198,902	1,488,677

INCOME FROM OPERATIONS		332,673		388,288	482,137

OTHER INCOME (EXPENSE):
Interest income		3,800		4,560	5,662
Interest expense		(35,058)		(37,458)	(46,512)
Other—net		1,160		2,377	2,952

Other income (expense) net		(30,099)		(30,521)	(37,898)

INCOME BEFORE PROVISION FOR INCOME TAXES		302,574		357,767	444,239

PROVISION FOR INCOME TAXES		90,838		124,033	154,012

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		211,736		233,734	290,227

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		4,005		6,616	8,215

NET INCOME	EURO	207,731	EURO	227,118	$282,012

EARNINGS PER SHARE:
Basic	EURO	0.46	EURO	0.51	$0.63

Diluted	EURO	0.46	EURO	0.50	$0.63

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		448,891.9		448,162.1
Diluted		450,258.8		450,125.2

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.2417 on September 30, 2004 (see Note 6).

(2)
Amounts in Thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

	Common Stock		Additional Paid-in Capital			Accumulated Other Comprehensive Income (Loss)		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings	Comprehensive Income (Loss)		Treasury Shares
	(Thousands of Euro)

BALANCES,
January 1, 2004	454,477,033	27,269	36,275	1,619,312		(238,335)	(69,987)	1,374,533
Exercise of stock options	310,750	18	2,428					2,447
Translation adjustment					7,503	7,503		7,503
Change in fair value of Derivative Instruments, net of taxes					822	822		822
Dividends declared				(95,464)				(95,464)
Net income				227,118	227,118			227,118

Compehensive income					235,443

BALANCES,
September 30, 2004	454,787,783	27,287	38,703	1,750,967		(230,010)	(69,987)	1,516,959

Comprehensive income					$292,350

(Thousands of US dollars)(1)
BALANCES,
September 30, 2004	454,787,783	$33,882	$48,057	$2,174,175		$(285,604)	$(86,903)	$1,883,608

(Thousands of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.2417 on September 30, 2004 (see Note 6).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004 (UNAUDITED)

	2003		2004		2004
	(Thousand of Euro)				(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	EURO	207,731	EURO	227,118	$282,012

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries		4,005		6,616	8,215
Depreciation and amortization		99,567		106,669	132,451
Provision (Benefit) for deferred income taxes		(11,940)		666	826
Gains (Losses) on disposal of fixed assets—net		48		0	0
Termination indemnities matured during the period—net		6,166		3,868	4,803
Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable		19,121		(28,800)	(35,760)
Prepaid expenses and other		(25,462)		22,320	27,715
Inventories		33,185		21,515	26,715
Accounts payable		(67,833)		(15,324)	(19,028)
Accrued expenses and other		(20,858)		(2,956)	(3,671)
Accrual for customers' right of return		(159)		379	470
Income taxes payable		(4,482)		19,337	24,011

Total adjustments		31,361		134,289	166,746

Cash provided by operating activities		239,092		361,408	448,759

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions		(50,550)		(68,534)	(85,099)
Disposals		59		0	0
Purchase of business (net of cash acquired)		(338,898)		0	0
Increase in investments		0		0	0
Increase in intangible assets		(35,769)		(11,921)	(14,803)

Cash used in investing activities		(425,156)		(80,455)	(99,900)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds		619,859		684,115	849,466
Repayments		(316,168)		(422,960)	(525,189)
Increase (Decrease) in overdraft balances		161,032		(185,508)	(230,345)
Purchase of treasury shares		(45,440)		0	0
Exercise of stock options		790		2,447	3,038
Dividends		(95,405)		(95,464)	(118,537)

Cash provided by (used in) financing activities		324,668		(17,369)	(21,567)

CASH AND CASH EQUIVALENTS		138,602		263,584	327,291
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		151,418		299,937	372,432

Effect of exchange rate changes on cash and cash equivalents,		(12,138)		2,058	2,555

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	EURO	277,882	EURO	565,580	$702,281

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	EURO	28,152	EURO	40,604	$50,418
Cash paid during the period for income taxes	EURO	79,136	EURO	75,942	$94,297

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.2417 on September 30, 2004 (see Note 6).

See Notes to Consolidated Financial Statements

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheet as of September 30, 2004 and the related statements of consolidated income and cash flows for the nine months ended September 30, 2003 and 2004 and the statement of consolidated shareholders' equity for the nine months ended September 30, 2004 of Luxottica Group S.p.A. and subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 have been made.

        The interim consolidated financial statements should be read in conjunction with the Company's audited financial statements as of and for the year ended December 31, 2003 included in the Company's annual report on Form 20-F.

        The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2003. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the operating results for the full year.

        The December 31, 2003 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.  ACQUISITION OF OPSM

        On June 16, 2003, the Company's wholly owned subsidiary, Luxottica South Pacific Pty Limited, commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM's shares on August 8, 2003, OPSM's financial position and results of operations are reported in our consolidated financial results since August 1, 2003.

        Under U.S. GAAP the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition.

        The purchase price has been allocated as follows (Thousands of Euro):

Assets purchased:

Cash and cash equivalents	5,990
Inventories	23,623
Property, plant and equipment	49,781
Prepaid expenses and other current assets	7,433
Accounts receivable	1,064
Trade name (useful life of 25 years, no residual value)	141,195
Other assets including deferred tax assets	12,616
Liabilities assumed:
Accounts payable and accrued expenses	(34,831)
Other current liabilities	(11,426)
Deferred tax liabilities	(42,359)
Minority interest	(11,246)
Bank overdraft	(42,914)

Fair Value of Net Assets	98,926
Goodwill	154,750

Total Purchase Price	253,676

3.  INVENTORIES

        Inventories consisted of the following (Thousands of Euro):

	December 31, 2003		September 30, 2004

Raw material	EURO	62,209	EURO	63,107
Work in process		25,363		28,064
Finished goods		316,644		292,617

Total	EURO	404,216	EURO	383,788

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

5.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 12,745,350 ordinary shares of the Company were outstanding at September 30, 2004. Outstanding options granted under the Company's Stock Option Plans (11,775,350 ordinary shares) become exercisable in three equal annual installments and expire on or before January 31, 2013. During the first nine months of 2004, 310,750 options were exercised. Options granted under the Company's Incentive Plans (970,000 ordinary shares) vest and become exercisable only if certain financial performance measures are met over the three-year period ending December 2004. As the Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation expense was recorded for shares issued under the Stock Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on the option's date of grant. Compensation expense will be recorded for the options issued under the Company's Incentive Plans based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. It is management's expectation that the stock options under the incentive plan will not be vested as the targets have not been met and as such the grants will be forfeited with no compensation expense recorded.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, has allocated shares held through La Leonardo Finanzaria S.r.l. a holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company's current authorized and issued share capital to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense will be recorded for the options issued to management under this plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

        On December 16, 2004 the FASB issued Statement 123(R) "Share-Based Payment" requiring all entities to recognize compensation expense in an amount equal to the fair value of the share-based payments (i.e. stock options) granted to employees. This standard must be adopted by the Company on or before July 1, 2005. At the date of adoption the Company must apply this standard either on a modified prospective method or a modified retrospective method, both of which are defined in the pronouncement. The Company is currently evaluating the impact of adoption of such standard.

6.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the nine months ended September 30, 2004, are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.2417, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at September 30, 2004. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The Company's 2003 and 2004 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8.  NEW CREDIT FACILITIES

        On June 3, 2004, the Company and Luxottica U.S. Holdings Corp. (its wholly owned subsidiary) entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US $325 million. As of September 30, 2004, Euro 575 million was outstanding.

9.  SEGMENTS AND RELATED INFORMATION

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution.

        The following tables summarize the segment information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

        The "Inter-segments transactions and corporate adjustments" column includes the elimination of inter-segment activities and corporate related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(Thousands of Euro)
Nine months ended September 30,	Manufacturing And Wholesale	Retail	Inter-Segments Transactions and Corporate Adjustments	Consolidated
2004;
Net revenues	836,144	1,585,686	(139,585)	2,282,245
Operating income	187,690	235,921	(35,323)	388,288
Identifiable assets	1,507,135	877,534	1,776,603	4,161,272
2003;
Net revenues	773,925	1,470,464	(138,435)	2,105,954
Operating income	153,429	210,321	(31,077)	332,673
Identifiable assets	1,535,846	905,648	1,509,692	3,951,185

10.  COMMITMENTS AND CONTINGENCIES

        On June 16, 2004, the Company and Donna Karan International announced the signing of a five-year licensing agreement for the design, production and worldwide distribution of Donna Karan and DKNY prescription frames and sunglasses. This initial agreement, which will begin on January 1, 2005, is renewable for an additional five years through 2014.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain cases as disclosed in the Company's 2003 annual report could have a material adverse effect on the Company's business, financial position or future operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its retail division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"), since August 2003, OPSM Group Ltd. and, since October 2004, Cole National Corporation ("Cole"). As of September 30, 2004, LensCrafters operated 887 stores located in the United States, Canada and Puerto Rico, Sunglass Hut operated 1,857 stores located in North America, Europe and Australia, and OPSM operated 590 stores located in Australia, New Zealand, Hong Kong, Singapore and Malaysia.

        Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

        The Company's results of operations, which are reported in Euro, are susceptible to currency fluctuations between the Euro and the U.S. Dollar due to its significant U.S. retail business. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the nine months ended September 30, 2003 of Euro 1.00 = U.S. $1.1117 to Euro 1.00 = U.S. $1.2255 in the nine months ended September 30, 2004. Additionally, with the acquisition of OPSM, the Company's results of operations have also been rendered susceptible to currency fluctuation between the Euro and the Australian Dollar. The Australian Dollar/Euro exchange rate has fluctuated from an average exchange rate in the nine months ended September 30, 2003 of Euro 1.00 =AUD $1.7636 to Euro 1.00 = AUD $1.6827 in the nine months ended September 30, 2004. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have negatively impacted the Company's reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        In September 2003, through the completion of a tender offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price for the OPSM shares, performance rights and options was A$442.7 million (Euro 253.7 million based on the exchange rate in effect at such time). The acquisition was accounted for under the purchase method and the financial condition and results of operations of OPSM have been included in the Company's consolidated results since August 1, 2003.

        On October 4, 2004, the Company acquired all of the issued and outstanding shares of Cole through a merger. The aggregate purchase price for the shares purchased in the merger and the cancellation of Cole outstanding options and restricted stock was $505.0 million (Euro 411.0 million based on the exchange rate in effect at such time). Cole is a provider of vision care products and services, including managed vision care programs and personalized gifts, with approximately 2,900 retail locations (including franchised stores) in the United States, Canada and the Caribbean.

        On November 26, 2004 the Company through its wholly owned subsidiary, Luxottica South Pacific Pty, Ltd., launched an offer for all the unowned remaining outstanding shares of OPSM Group. The offer is for A$4.35 per share. If the Company declares the offer unconditional, OPSM Group intends to declare a fully franked dividend of A$0.15 per share that will be paid to all shareholders (including the Company). In that circumstance the amount of the dividend will be deducted from the offering price (resulting in a net price of A$4.20 per share).

THE COLE ACQUISITION

        On October 4, 2004, Colorado Acquisition Corp., an indirect wholly owned subsidiary of the Company, consummated its merger with Cole National Corporation. As a result of the merger, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was $505.0 million.

        The Company believes that its combination with Cole will:

  •
  strengthen its retail operations in the United States;

  •
  strengthen its managed vision care business by increasing the number of people for whom it provides managed vision care benefits as well as by adding well established retailers to its existing family of retailers; and

  •
  provide the Company with the opportunity to increase its sales of frames manufactured by the Company in Cole retail stores.

        In connection with the acquisition, the Company increased its outstanding debt by approximately $715.0 million. Since the consummation of the acquisition, the Company has reduced Cole's outstanding debt from approximately $290.0 million to approximately $15.0 million by causing its subsidiary to (i) redeem the 8 5/8% Senior Subordinated Notes due 2007 issued by Cole's subsidiary, Cole National Group ("CNG"), in the principal amount of $125.0 million and (ii) purchase in a tender offer $150.0 million of CNG's 8 7/8% Senior Subordinated Notes due 2012, which represented all of such issued and outstanding notes.

        The Company has begun to implement its strategic integration plan with respect to Cole. Since the consummation of the acquisition, the Company has begun to consolidate Cole's headquarters with its Luxottica Retail headquarters in Cincinnati, Ohio, and combine various general and administrative functions. The Company's integration plans also include combining Luxottica Retail's and Cole's operating systems.

        The Company expects that its integration with Cole will result in synergies in the following areas:

  •
  general and administrative; and

  •
  sale of the Company's manufactured products.

        The primary factors that may influence the Company's ability to execute its integration plans and realize the anticipated cost savings include:

  •
  the Company's ability to minimize the disruptive effect of the integration on the management of the Company's retail business;

  •
  the timely creation and effective implementation of uniform standards, controls, procedures and policies;

  •
  the capacity of the Company's operating systems and their ability to support the Cole business; and

  •
  the cultural differences between the Company's organization and Cole's organization.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Nine months ended September 30,

		2003 (Thousands of Euro)%			2004 (Thousands of Euro)%

Net sales	EURO	2,105,954	100.0	EURO	2,282,245	100.0
Cost of sales		652,857	31.0		695,055	30.5

Gross profit		1,453,097	69.0		1,587,190	69.5
Selling, general and administrative expense		1,120,424	53.2		1,198,902	52.5

Income fromoperations		332,673	15.8		388,288	17.0
Other (expense) income—net		(30,099)	1.4		(30,521)	1.3

Income before provision for income taxes		302,574	14.4		357,767	15.7
Provision for income taxes		90,838	4.3		124,033	5.4
Minority interests		4,005	0.2		6,616	0.3

Net income	EURO	207,731	9.9	EURO	227,118	10.0

        Net Sales.    Net sales increased 8.4 percent to Euro 2,282.2 million during the first nine months of 2004, as compared to Euro 2,106.0 million for the same period of 2003.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM, increased by 7.8 percent to Euro 1,585.7 million for the first nine months of 2004 from Euro 1,470.5 million for the same period of 2003. This increase was primarily due to the inclusion of OPSM sales for an additional seven months in 2004, which amounted to Euro 172.5 million, as well as an increase in retail sales in North America by U.S. $61.7 million caused by a higher average sales price per customer transaction resulting from an increase in the sale of premium products, partially offset by the weakening of the U.S. dollar against the Euro. The effect of the weakening of the U.S. dollar on 2004 retail sales in North America was approximately Euro 131.5 million. As the U.S. dollar continues to weaken in the period subsequent to the nine months ended September 30, 2004 the Company will continue to suffer a negative effect on its net sales.

        Comparable store sales during the first nine months of 2004 increased by 4.1 percent as compared to the same period of 2003.

        Net sales to third parties in the manufacturing and wholesale segment increased by 9.6 percent to Euro 696.6 million for the first nine months of 2004 as compared to Euro 635.5 million in the same period of 2003. This increase was mainly attributable to increased sales of our Ray-Ban brand and the new Prada and Versace product lines, which sales began after the first quarter of 2003, partially offset by the weakening of the U.S. dollar. The effect of the weakening of the U.S. dollar on wholesale and manufacturing sales to third parties in the first nine months of 2004 was approximately Euro 10.0 million.

        On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 1,397.6 million during the first nine months of 2004, comprising 61.2 percent of total net sales, a decrease of Euro 71.7 million from the same period of 2003. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, operations in the United States and Canada resulted in an increase of net sales of U.S.$79.4 million as compared to the same period of 2003). Net sales for operations in "Asia Pacific", which consists of Australia, New Zealand, Singapore, Malaysia, Thailand, China, Japan and Taiwan, were Euro 316.5 million during the first nine months of 2004, comprising 13.9 percent of total net sales, an increase of 181.4 million as compared to the same period of 2003. This increase was mainly attributable to the inclusion of OPSM sales for an additional seven months in 2004. Net sales for the rest of the world accounted for the remaining Euro 568.1 million of net sales during the first nine months of 2004, which represented a 13.3 percent increase as compared to the same period of 2003. The increase in the rest of the world is mostly attributable to higher sales in Europe and Latin America.

        During the first nine months of 2004, net sales in the retail segment accounted for approximately 69.5 percent of total net sales, as compared to approximately 69.8 percent of total net sales in the same period of 2003.

        Cost of Sales.    Cost of sales increased by 6.5 percent to Euro 695.1 million in the first nine months of 2004, from Euro 652.9 million in the same period of 2003. Cost of sales in the retail segment increased by Euro 25.2 million, which increase is attributable to the inclusion of OPSM to our results of operations for an additional seven months in 2004. Cost of sales in the manufacturing and wholesale segment increased by Euro 15.4 million due to the increase in net sales. As a percentage of net sales, cost of sales decreased to 30.5 percent from 31.0 percent. Manufacturing labor costs increased by 1.9 percent to Euro 186.2 million in the first nine months of 2004, from Euro 182.8 million in the same period of 2003. This increase is attributable to the increase in net sales. As a percentage of net sales, cost of labor decreased to 8.2 percent in the first nine months of 2004 from 8.7 percent in the same period of 2003. For the first nine months of 2004, the average number of frames produced daily in Luxottica's facilities (including Tristar) was approximately 126,000 as compared to 121,000 for the same period of 2003.

        Gross Profit.    For the reasons outlined above, gross profit increased by 9.2 percent to Euro 1,587.2 million in the first nine months of 2004, from Euro 1,453.1 million in the same period of 2003. As a percentage of net sales, gross profit increased to 69.5 percent in the first nine months of 2004 from 69.0 percent in the same period of 2003.

        Operating Expenses.    Total operating expenses increased by 7.0 percent to Euro 1,198.9 million in the first nine months of 2004, from Euro 1,120.4 million in the same period of 2003. As a percentage of net sales, operating expenses decreased to 52.5 percent in the first nine months of 2004 from 53.2 percent in the same period of 2003.

        Selling, royalty and advertising expenses increased by 5.4 percent to Euro 959.9 million during the first nine months of 2004, from Euro 910.8 million in the same period of 2003. Euro 87.0 million of this increase is attributable to the inclusion of OPSM to our results of operations for an additional seven months in 2004. This increase was offset by the weakening of the U.S. dollar, which decreased U.S. selling, royalty and advertising expenses by Euro 63.8 million. As a percentage of net sales, selling, royalty and advertising expenses decreased to 42.1 percent in the first nine months of 2004 from 43.2 percent in the same period of 2003. This decrease as a percentage of sales is primarily attributable to the increase in sales in the North American retail division.

        General and administrative expenses, including intangible asset amortization, increased by 14.0 percent to Euro 239.0 million in the first nine months of 2004 from Euro 209.7 million in the same period of 2003. Euro 24.3 million of this increase is attributable to the inclusion of OPSM and its tradename amortization to our results of operations for the first seven months of 2004. This increase was offset by the weakening of the U.S. dollar, which decreased U.S. general and administrative expenses by Euro 10.6 million. As a percentage of net sales, general and administrative expenses increased to 10.5 percent in the first nine months of 2004 from 10.0 percent in the same period of 2003. This increase was primarily due to the consolidation of OPSM results into our results of operations. As we continue the integration of OPSM, we expect its operating margins as a percentage of sales to increase.

        Income from Operations.    Income from operations for the first nine months of 2004 increased by 16.7 percent to Euro 388.3 million, from Euro 332.7 million in the same period of 2003. As a percentage of net sales, income from operations increased to 17.0 percent in the first nine months of 2004 from 15.8 percent in the same period of 2003.

        Operating margin in the manufacturing and wholesale distribution segment increased to 22.4 percent in the first nine months of 2004, from 19.8 percent in the same period of 2003. This increase in operating margin is attributable to higher efficiency in our fixed cost structure driven by increases in net sales.

        Operating margin in the retail segment increased to 14.9 percent in the first nine months of 2004 from 14.3 percent in the same period of 2003. This increase in operating margin is attributable to higher efficiency in the fixed cost structure driven by increases in net sales.

        Other (Expenses) Income—net.    Other (expenses) income—net was Euro (30.5) million in the first nine months of 2004 as compared to Euro (30.1) million in the same period of 2003.

        Net Income.    Income before taxes increased by 18.2 percent to Euro 357.8 million in the first nine months of 2004, from Euro 302.6 million in the same period of 2003 due to the reasons outlined above. As a percentage of net sales, income before taxes increased to 15.7 percent in the first nine months of 2004, from 14.4 percent in the same period of 2003. Minority interest of Euro (6.6) million in the first nine months of 2004 increased from Euro (4.0) million in the same period of 2003. With our previously announced acqusition of the remaining shares of OPSM, we expect our minority interest to decrease in future periods. The Company's effective tax rate was 34.7 percent in the first nine months of 2004, in line with management's estimate for the full year, while it was 30.0 percent in the same period of 2003. The change in tax rate will continue to increase to approximately 40.0 percent in fiscal 2005 as the Company ends its permanent benefits from subsidiaries losses. Net income increased by 9.3 percent to Euro 227.1 million in the first nine months of 2004 from Euro 207.7 million in the same period of 2003. Net income as a percentage of net sales increased to 10.0 percent in the first nine months of 2004 from 9.9 percent in the same period of 2003.

        Basic earnings per share for the first nine months of 2004 were Euro 0.51, increasing from Euro 0.46 for the same period of 2003. Diluted earnings per share for the first nine months of 2004 were Euro 0.50, increasing from Euro 0.46 for the same period of 2003.

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of OPSM for the entire nine-month period ended September 30, 2003. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first nine months of 2004 and the first nine months of 2003 are calculated using for each currency the average exchange rate for the nine-month period ended September 30, 2003.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company.

	9M 03 U.S. GAAP results	9M 04 U.S. GAAP results	Adjustment for constant exchange rates	9M 04 adjusted results
	(in millions of Euro)

Consolidated net sales	2,106.0	2,282.2	133.5	2,415.7
Manufacturing and wholesale net sales	773.9	836.1	25.2	861.3
Less: intercompany sales	(138.4)	(139.6)	(10.8)	(150.4)
Wholesale sales to third parties	635.5	696.6	14.3	710.9
Retail net sales	1,470.5	1,585.7	119.1	1,704.8

        Additionally, the results of operations for the nine months ended September 30, 2004 include the results of operations of OPSM. Since the consummation of the OPSM acquisition did not occur until August 2003, the results of operations for the nine months ended September 30, 2003 include the results of operations of OPSM only starting in August 2003. Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the nine months ended September 30, 2003. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2003 and 2004 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with U.S. GAAP. The consolidated adjusted amounts reflect the following adjustments:

1.
the inclusion in the adjusted amounts of the consolidated results of OPSM for the seven-month period ended July 31, 2003, prior to the acquisition; and

2.
the elimination of wholesale sales to OPSM from Luxottica Group entities for the seven-month period ended July 31, 2003.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of January 1, 2003.

        The following table reflects the Company's consolidated net sales and income from operations for the nine-month period year ended September 30, 2003 as reported and as adjusted:

	9M 03 U.S. GAAP results	Adjustment for OPSM	9M 03 adjusted results
	(in millions of Euro)

Consolidated net sales	2,106.0	172.5	2,278.5
Consolidated income from operations	332.7	9.6	342.3

        The following table summarizes the combined effect on consolidated net sales of exchange rates and the OPSM acquisition to allow a comparison of net sales on a consistent basis:

	Consolidated Net Sales
	9M 03	9M 04	% change
	(in millions of Euro)

US GAAP results	2,106.0	2,282.2	+8.4%
Exchange rate effect		133.5
Constant exchange rate	2,106.0	2,415.7	+14.7%
OPSM results in 2003	172.5
Consistent basis	2.278.5	2,415.7	+6.0%

        At constant exchange rates between the periods, net sales would have increased by 14.7 percent during the first nine months of 2004, as compared to the same period of 2003. The 6.0 percent increase in net sales on a consistent basis in the first nine months of 2004 as compared to the same period of 2003 is mainly attributable to the additional sales of our Ray-Ban brand and the new Prada and Versace product lines, which sales began after the first quarter of 2003, and the increased sales of our retail division as previously discussed.

        The following table summarizes the effect on consolidated income from operations of the OPSM acquisition to allow a comparison of operating performance on a consistent basis:

	Consolidated Income from Operations
	9M 03	9M 04	% change
	(in millions of Euro)

US GAAP results	332.7	388.3	+16.7%
% of net sales	15.8%	17.0%
OPSM results in 2003	9.6
Consistent basis	342.3	388.3	+13.4%
% of net sales	15.0%	17.0%

        On a consolidated adjusted basis, including OPSM's results for the nine-month period ended September 30, 2003, the increase in income from operations in the first nine months of 2004 would have been 13.4 percent as compared to the same period of 2003, as adjusted. The 13.4 percent increase is attributable to an increase in the U.S. retail business partially offset by the weakening of the U.S. dollar, which was previously discussed.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended September 30,

		2003 (Thousands of Euro)%			2004 (Thousands of Euro)%

Net sales	EURO	694,452	100.0	EURO	718,311	100.0
Cost of sales		219,757	31.6		211,734	29.5

Gross profit		474,695	68.4		506,577	70.5
Selling, general and administrative expense		365,266	52.6		377,525	52.6

Income from operations		109,429	15.8		129,052	18.0
Other (expense) income—net		(2,134)	0.3		(9,893)	1.4

Income before provision for income taxes		107,295	15.5		119,159	16.6
Provision for income taxes		32,147	4.6		40,510	5.6
Minority interests		699	0.1		1,673	0.2

Net income	EURO	74,449	10.7	EURO	76,975	10.7

        Net Sales.    Net sales increased 3.4 percent to Euro 718.3 million during the third quarter of 2004, as compared to Euro 694.5 million for the same period of 2003.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM increased by 1.6 percent to Euro 539.1 million for the third quarter of 2004 from Euro 530.4 million for the same period of 2003. This increase was primarily due to the inclusion of OPSM's sales to our results of operations for an additional one-month in the third quarter 2004, which amounted to Euro 22.7 million, as well as an increase in retail sales in North America by U.S. $10.8 million, partially offset by the weakening of the U.S. dollar against the Euro. The effect of the weakening of the U.S. dollar on 2004 retail sales in North America was approximately Euro 37.9 million. As the U.S. dollar continues to weaken in the period subsequent to the three months ended September 30, 2004 the Company will continue to suffer a negative effect on its net sales.

        Comparable store sales during the third quarter of 2004 increased by 4.0 percent as compared to the same period of 2003.

        Net sales to third parties in the manufacturing and wholesale segment increased by 9.3 percent to Euro 179.2 million for the third quarter of 2004 as compared to Euro 164.0 million in the same period of 2003. This increase was mainly attributable to increased sales of our Ray-Ban brand and the new Prada and Versace product lines, partially offset by the weakening of the U.S. dollar. The effect of the weakening of the U.S. dollar on manufacturing and wholesale sales to third parties in the third quarter of 2004 was approximately Euro 2.7 million.

        On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 473.8 million during the third quarter of 2004, comprising 66.0 percent of total net sales, a decrease of Euro 23.7 million from the same period of 2003. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, operations in the United States and Canada resulted in an increase of net sales of U.S. $19.4 million as compared to the same period of 2003). Net sales for operations in "Asia Pacific", which consists of Australia, New Zealand, Singapore, Malaysia, Thailand, China, Japan and Taiwan, were Euro 100.8 million during the third quarter of 2004, comprising 14.0 percent of total net sales, an increase of 52.0 percent as compared to the same period of 2003. This increase was mainly attributable to the inclusion of OPSM's sales in our results of operations for an additional one month of the third quarter of 2004. Net sales for the rest of the world accounted for the remaining Euro 143.7 million of net sales during the third quarter of 2004, which represented a 10.0 percent increase as compared to the same period of 2003.

        During the third quarter of 2004, net sales in the retail segment accounted for approximately 75.0 percent of total net sales, as compared to approximately 76.4 percent of total net sales in the same period of 2003.

        Cost of Sales.    Cost of sales decreased by 3.7 percent to Euro 211.7 million in the third quarter of 2004, from Euro 219.8 million in the same period of 2003, and decreased as a percentage of net sales to 29.5 percent from 31.6 percent. Cost of sales in the retail segment decreased by Euro 4.2 million, despite the inclusion of OPSM's cost of sales in our results of operations for an additional one month of the third quarter of 2004, which decreaseis attributable to the weakening of the U.S. dollar against the Euro. Cost of sales in the manufacturing and wholesale segment increased by Euro 1.8 million due to the increase in net sales. Manufacturing labor costs increased by 3.4 percent to Euro 59.2 million in the third quarter of 2004, from Euro 57.2 million in the same period of 2003. As a percentage of net sales, cost of labor remained constant at 8.2 percent for the third quarter of 2004 and 2003. For the third quarter of 2004, the average number of frames produced daily in Luxottica's facilities (including Tristar) was approximately 132,000 as compared to 118,000 for the same period of 2003.

        Gross Profit.    For the reasons outlined above, gross profit increased by 6.7 percent to Euro 506.6 million in the third quarter of 2004, from Euro 474.7 million in the same period of 2003. As a percentage of net sales, gross profit increased to 70.5 percent in the third quarter of 2004 from 68.4 percent in the same period of 2003.

        Operating Expenses.    Total operating expenses increased by 3.4 percent to Euro 377.5 million in the third quarter of 2004, from Euro 365.3 million in the same period of 2003. As a percentage of net sales, operating expenses remained constant at 52.6 percent in the third quarter of 2004 and 2003.

        Selling, royalty and advertising expenses increased by 2.2 percent to Euro 300.6 million during the third quarter of 2004, from Euro 294.1 million in the same period of 2003. Euro 11.8 millionof this increase is attributable to the inclusion of OPSM to our results of operations for an additional one-month in the third quarter of 2004. This increase was offset by the weakening of the U.S. dollar, which decreased U.S. selling, royalty and advertising expenses by Euro 17.4 million. As a percentage of net sales, selling, royalty and advertising expenses decreased to 41.9 percent in the third quarter of 2004 from 42.4 percent in the same period of 2003. This decrease as a percentage of sales is primarily attributable to lower advertising spending by our manufacturing and wholesale division in 2004 as compared to an extraordinary campaign relating to our Ray-Ban brand done in the third quarter of 2003, and the increase in sales realized during 2004 by our North American retail division.

        General and administrative expenses, including intangible asset amortization, increased by 8.1 percent to Euro 76.9 million in the third quarter of 2004 from Euro 71.2 million in the same period of 2003. Euro 3.3 million of this increase is attributable to the inclusion of OPSM and its tradename amortization to our results of operations for an additional one-month in the third quarter 2004. This increase was offset by the weakening of the U.S. dollar, which decreased U.S. general and administrative expenses by Euro 3.0 million. As a percentage of net sales, general and administrative expenses increased to 10.7 percent in the third quarter of 2004 from 10.2 percent in the same period of 2003. This increase was primarily due to the consolidation of OPSM results to our results of operations.

        Income from Operations.    Income from operations for the third quarter of 2004 increased by 17.9 percent to Euro 129.1 million, from Euro 109.4 million in the same period of 2003. As a percentage of net sales, income from operations increased to 18.0 percent in the third quarter of 2004 from 15.8 percent in the same period of 2003.

        Operating margin in the manufacturing and wholesale distribution segment increased to 21.0 percent in the third quarter of 2004, from 13.7 percent in the same period of 2003. This increase in operating margin is attributable to lower returns from customers in the third quarter of 2004 as compared to the exceptionally high level of returns of Giorgio Armani products from customers in the third quarter of 2003 due to the termination of the Armani license. As we no longer have the ability to sell the product after it is returned, these returns have a greater effect on operating margin. The fourth quarter of 2003 was the final quarter in which the termination of the agreement had a material effect on the financial results and as such we do not believe that it will have an impact on our future operations. In addition, our operating margin increased in 2004 compared to the same period in 2003 from higher efficiency in our fixed cost structure driven by increases in net sales.

        Operating margin in the retail segment increased to 17.1 percent in the third quarter of 2004 from 16.7 percent in the same period of 2003. This increase in operating margin is attributable to higher efficiency in the fixed cost structure driven by increases in net sales plus the inclusion of OPSM's results for an additional one month of the third quarter of 2004.

        Other (Expenses) Income—net.    Other (expense) income—net was Euro (9.9) million in the third quarter of 2004 as compared to Euro (2.1) million in the same period of 2003. This increase in other (expense) income-net is mainly attributable to a decrease in other income-net of Euro (7.9) million attributable to lower realized and unrealized foreign exchange net gains on certain transactions. With the acquisition of Cole as discussed earlier, the Company expects a significant increase in interest expense for the fourth quarter of 2004 and for its 2005 fiscal year.

        Net Income.    Income before taxes increased by 11.1 percent to Euro 119.2 million in the third quarter of 2004, from Euro 107.3 million in the same period of 2003. As a percentage of net sales, income before taxes increased to 16.6 percent in the third quarter of 2004, from 15.5 percent in the same period of 2003. Minority interest of Euro (1.7) million in the third quarter of 2004 increased from Euro (0.7) million in the same period of 2003. The Company's effective tax rate was 34.0 percent in the third quarter of 2004, while it was 30.0 percent in the same period of 2003. The change in tax rate will continue to increase to approximately 40.0 percent in fiscal 2005 as the Company ends its permanent benefits from subsidiaries losses. Net income increased by 3.4 percent to Euro 77.0 million in the third quarter of 2004 from Euro 74.4 million in the same period of 2003. Net income as a percentage of net sales remained constant at 10.7 percent in the third quarter of 2004 and in the same period of 2003.

        Basic and diluted earnings per share for the third quarter of 2004 and 2003 were Euro 0.17.

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of OPSM for the entire three month period ended September 30, 2003. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the third quarter of 2004 and the third quarter of 2003 are calculated using for each currency the average exchange rate for the three-month period ended September 30, 2003.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company.

	3Q 03 U.S. GAAP results	3Q 04 U.S. GAAP results	Adjustment for constant exchange rates	3Q 04 adjusted results
	(in millions of Euro)

Consolidated net sales	694.5	718.3	42.0	760.3
Manufacturing and wholesale net sales	200.9	225.1	7.3	232.4
Less: intercompany sales	(36.9)	(45.9)	(3.0)	(48.9)
Wholesale sales to third parties	164.0	179.2	4.3	183.5
Retail net sales	530.4	539.1	37.7	576.8

        The results of operations for the third quarter of 2004 include the results of operations of OPSM. Since the consummation of the OPSM acquisition did not occur until August 2003, the results of operations for the third quarter of 2003 include the results of operations of OPSM only for the months of August and September. Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the third quarter of 2003. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2003 and 2004 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the inclusion in the adjusted amounts of the consolidated results of OPSM for the entire three-month period ended September 30, 2003, prior to the acquisition; and

2.
the elimination of wholesale sales to OPSM from Luxottica Group entities for the entire three-month period ended September 30, 2003.

This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of January 1, 2003.

The following table reflects the Company's consolidated net sales and income from operations for the third quarter of 2003 as reported and as adjusted:

	3Q 03 U.S. GAAP results	Adjustment for OPSM	3Q 03 adjusted results
	(in millions of Euro)

Consolidated net sales	694.5	32.0	726.5
Consolidated income from operations	109.4	2.1	111.5

        The following table summarizes the combined effect on consolidated net sales of exchange rates and the OPSM acquisition to allow a comparison of operating performance on a consistent basis:

	Consolidated Net Sales
	3Q 03	3Q 04	% change
	(in millions of Euro)

US GAAP results	694.5	718.3	+3.4%
Exchange rate effect		42.0
Constant exchange rate	694.5	760.3	+9.5%
OPSM results in 2003	32.0
Consistent basis	726.5	760.3	+4.7%

        The 4.7 percent increase in net sales on a consistent basis in the third quarter of 2004 as compared to the same period of 2003 is mainly attributable to the additional sales of our Ray-Ban brand and Chanel product lines, as well as to the additional sales of the new Prada and Versace product lines and the increased sales of our retail division.

        The following table summarizes the effect on consolidated income from operations of the OPSM acquisition to allow comparison of operating performance on a consistent basis:

	Consolidated Income from Operations

	3Q 03	3Q 04	% change
	(in millions of Euro)

US GAAP results	109.4	129.1	+17.9%
% of net sales	15.8%	18.0%
OPSM results in 2003	2.1
Consistent basis	111.5	129.1	+15.8%
% of net sales	15.3%	18.0%

        On a consolidated adjusted basis, including OPSM's results for the three month period ended September 30, 2003, the increase in income from operations in the three month period ended September 30, 2004 would have been 15.8 percent as compared to the same period of 2003, as adjusted. The 15.8 percent increase is attributable to better performance in both segments, as highlighted above.

LIQUIDITY AND CAPITAL RESOURCES

Our Cash Flows

        Operating Activities.    The Company's cash provided by operating activities was Euro 361.4 million for the nine-month period ended September 30, 2004 as compared to Euro 239.1 million for the nine-month period ended September 30, 2003. This Euro 122.3 million increase is primarily attributable to an increase in net income, as previously discussed, and an increase in depreciation and amortization for the 2004 period resulting from the additional depreciation and amortization of the assets of OPSM, including Euro 4.3 million relating to the amortization of its trade name. Accounts receivable was a source of cash in the 2003 period of Euro 19.1 million as compared to a use of cash in the 2004 period of Euro 28.8 million. This change in cash flows from accounts receivable is primarily due to the increase in sales of our manufacturing and wholesale segment. Prepaid expenses and other was a source of cash in the 2004 period of Euro 22.2 million, as compared to a use of cash in the 2003 period of Euro 25.5 million. This change was attributable to advance payments of Euro 31.0 million made by the Company to certain designers and the timing of certain tax payments by foreign subsidiaries. The amount of cash used by operating activities for accounts payable and accrued expenses decreased by Euro 52.5 million and Euro 17.9 million, respectively, from the 2003 period compared to the 2004 period. These declines were caused by the timing of payments to certain vendors by the manufacturing and wholesale segment and by the North American retail division as well as the settlement in 2003 of certain liabilities of businesses acquired. Income tax payable was a source of cash in the 2004 period of Euro 19.3 million as compared to a use of cash in the 2003 period of Euro 4.5 million due to an overall increase in the Company's effective tax rate as compared to total taxes paid during the period which remained relatively constant.

        Investing Activities.    The Company's cash used in investing activities was Euro 80.5 million for the nine-month period ended September 30, 2004 as compared to Euro 425.2 million for the nine-month period ended September 30, 2003. This Euro 344.7 million decrease is primarily attributable to the Company's acquisition of OPSM which occurred in the third quarter of 2003, offset by an increase of Euro 18 million mostly due to an increase in fixed assets relating to the U.S. retail segment in the 2004 period.

        Financing Activities.    The Company's cash provided by/(used in) financing activities for the nine-month period ended September 30, 2003 and 2004 was Euro 324.7 million and Euro (17.4) million, respectively. Cash provided by financing activities for the nine-month period ended September 30, 2003 consisted primarily of the new Euro 200.0 million credit facility the proceeds of which were used in connection with the acquisition of OPSM, the issuance in the U.S. of $300.0 million notes (Euro 257.5 million) the proceeds of which were partially used for the OPSM acquisition and to refinance U.S. $140 million (Euro 120.2 million) of long term debt, in addition to borrowing on Bank overdrafts to repay maturing long term debt. These sources were offset by the payment of Euro 95.4 million of dividends to the Company's shareholders and the Company's purchase of treasury shares ("ADS's") for Euro 45.4 million. Cash used in financing activities for the nine-month period ended September 30, 2004 consisted primarily of the proceeds of Euro 88.6 million (translated at the noon buying rate of Euro 1.00 = US$1.2417 on September 30, 2004; actual borrowing was US$ 110.0 million in connection with the acquisition of Cole). In addition the Company borrowed an additional Euro 575.0 million, the proceeds of which were used to repay Euro 350.0 million of long-term debt and the remaining to reduce bank overdrafts and the payment of Euro 95.5 million of dividends to the Company's shareholders. In 2003, we determined that the net change in bank overdrafts had to be classified as a financing activity rather than netted against cash and cash equivalents. As a result, cash provided by (used in) financing activities and cash and cash equivalents for previous years have been reclassified in the statements of consolidated cash flows from amounts previously reported.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short term in nature or contain evergreen clauses with a cancellation notice period. Certain of these agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

        To refinance previously issued Eurobonds, in June 2002 Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (2.340 percent for the term loan portion and 2.329 for the revolving portion on September 30, 2004) and the credit facility allows U.S. Holdings to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, U.S.$ 190 million was outstanding as of September 30, 2004.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the "2002 Swap"), under which the beginning and maximum notional amount is U.S. $275 million, which decreases by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment at the three-month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. The 2002 Swap does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which required a balloon payment of Euro 200 million in June 2004 and repayment of equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.566 percent on September 30, 2004). The revolving loan provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.566 percent on September 30, 2004). The final maturity of the credit facility is December 27, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 325 million was outstanding as of September 30, 2004.

        In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent three-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor for a fixed rate of 2.985 percent per annum.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company's wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes.

        In September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of OPSM's options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price was A$ 442.7 million (Euro 253.7 million). The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The new credit facility includes a Euro 150 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.666 percent on September 30, 2004). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.667 percent on September 30, 2004). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 175 million was outstanding as of September 30, 2004.

        On June 3, 2004, the Company and Luxottica U.S. Holdings Corp. entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A debt, as it matures. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by Luxottica U.S. Holdings Corp., a U.S. subsidiary of the Company, to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in June 2009. Tranche C is a Revolving Credit Facility of Euro 335 million-equivalent multi-currency (EURO/US$). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and U.S.$ denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on September 30, 2004 was 2.566 percent for Tranche A and 2.531 percent on Tranche C. The new credit facility contains certain financial and operating covenants. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa S.p.A., Bank of America, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. Unicredito Italiano S.p.A.—New York Branch and Unicredit Banca d'Impresa S.p.A. act as Facility Agents. Under this credit facility, Euro 575 million was outstanding as of September 30, 2004.

        Capital expenditures for the first nine months of 2004 were Euro 68.5 million. Our capital expenditures include spending in the retail division of Euro 46.5 million mainly for expansion and improvements to the North American retail headquarters and spending of Euro 22.0 million in the manufacturing and wholesale distribution segment mainly for the renovation of machinery and equipment. This was in line with our budgets for the 2004 year and we expect aggregate capital expenditures in 2004 to equal approximately Euro 100.0 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On September 25, 2002, the Company announced that U.S. Holdings had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18-month period commencing on that date. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company's ADRs, representing 2.2 percent of the authorized and issued share capital of the Company, over the 18-month period commencing on that date. As of September 30, 2004 both repurchase programs expired, with U.S. Holdings having repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

        On September 14, 2004 the Company's board of directors approved an increase to the number of independent directors on its Board to five. At the Group's Ordinary and Extraordinary Meeting held on September 14, 2004 in Milan, Italy, shareholders approved the appointment of three additional directors to the Board, for a total of 12, as already provided in the Company's By-laws: Sergio Erede, Gianni Mion and Sabina Grossi. At the same time, shareholders confirmed, in accordance with Italian Law, the appointment of Andrea Guerra, chief executive officer, to Luxottica Group's Board of Directors.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, has allocated shares held through the holding company of the Del Vecchio family, La Leonardo Finanziaria S.r.l., representing 2.11 percent of the Company's current authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the plan vest upon meeting certain economic objectives.

        On October 4, 2004, Colorado Acquisition Corp., an indirect wholly owned subsidiary of the Company, consummated its merger with Cole National Corporation. As a result of the merger, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was $505.0 million. In connection with the merger, the Company assumed approximately $290 million of outstanding indebtedness. On October 17, 2004, Cole caused its subsidiary CNG to purchase $150 million of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for $175.5 million, which amount represents all of the issued and outstanding notes of such series. On November 30, 2004, CNG redeemed all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for $126.4 million.

        On October 7, 2004, the Company announced that it signed a licensing agreement for the design, production and worldwide distribution of Dolce & Gabbana and D&G Dolce & Gabbana prescription frames and sunglasses. The initial term of the agreement is five years, which will begin on January 1, 2006, with an automatically renewable extension for an additional five years upon meeting certain targets.

        On November 26, 2004, the Company, through its wholly owned subsidiary, Luxottica South Pacific Pty, Ltd., launched an offer for all the remaining outstanding shares of OPSM Group that it does not already own. The offer is for A$4.35 per share. If the Company declares the offer unconditional, OPSM Group intends to declare a fully franked dividend of A$0.15 per share that will be paid to all shareholders (including the Company). In such event, the amount of the dividend will be deducted from the offer price (resulting in a net price of A$4.20 per share).

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3 -"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2003.

FORWARD LOOKING INFORMATION

        Certain statements in this press release may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition by Luxottica Group of Cole National will not be realized as planned and that the combination of Luxottica Group's managed vision care business with Cole National's will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group's filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

LUXOTTICA GROUP S.p.A.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By:	/s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Date

        Set forth below is the text of a press release issued by the Company for the nine months ended September 30, 2004. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica Group Third Quarter Results Reflect Accelerating Profitability

MILAN, Italy, Oct. 27—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced consolidated results for the three- and nine-month periods ended September 30, 2004. These do not include results of Cole National Corporation, since the acquisition of this business closed on October 4, 2004.

Consolidated financial highlights

  Third Quarter

•
Sales up 3.4 percent to euro 718.3 million (by 9.5 percent, at constant exchange rates)

•
Retail sales up 1.6 percent to euro 539.1 million; retail comparable store sales up 4.0 percent(1)

•
Wholesale sales up 12.1 percent to euro 225.1 million

•
Operating income up 17.9 percent to euro 129.1 million; operating margin: 18.0 percent

•
Retail operating income up 4.5 percent to euro 92.4 million; retail operating margin: 17.1 percent

•
Wholesale operating income up 71.9 percent to euro 47.2 million; wholesale operating margin: 21.0 percent

•
Net income up 3.4 percent to euro 77.0 million; net margin: 10.7 percent

•
Earnings per share (EPS) or per American Depositary Share (ADS) (one Luxottica Group ADS represents one ordinary share) were euro 0.17, EPADS were US$0.21.

  Nine-month period

•
Sales up 8.4 percent to euro 2,282.2 million (by 14.7 percent, at constant exchange rates)

•
Retail sales up 7.8 percent to euro 1,585.7 million; comparable store sales up 4.1 percent

•
Wholesale sales up 8.0 percent to euro 836.1 million

•
Operating income up 16.7 percent to euro 388.3 million; operating margin: 17.0 percent

•
Retail operating income up 12.2 percent to euro 235.9 million; retail operating margin: 14.9 percent

•
Wholesale operating income up 22.3 percent to euro 187.7 million; wholesale operating margin: 22.4 percent

•
Net income up 9.3 percent to euro 227.1 million; net margin: 10.0 percent

•
EPS or EPADS were euro 0.51, EPADS were US$0.62

        Andrea Guerra, chief executive officer of Luxottica Group, commented: "This was another solid quarter for our Group, building on an already positive first half of the year. Revenues continued to grow, reflecting the positive performance of both retail and wholesale. We are especially pleased with the accelerating operating profitability seen at the consolidated level, as operating income grew by 17.9 percent versus a 3.4 percent rise in net revenues (consolidated net revenues would have risen by 9.5 percent, assuming constant exchange rates). As a result, operating margin improved by 220 basis points to 18.0 percent."

        "Strong free cash flow generation was again one of the main highlights of this quarter," added Mr. Guerra. "In fact, year-to-date we generated a total of euro 282.4 million in free cash flow, before euro 95.5 million paid in dividends in the first half."

        Consolidated net outstanding debt as of September 30, 2004, was euro 1,283.5 million, compared with euro 1,470.4 million as of December 31, 2003. This reflected a net improvement of euro 186.9 million.

        Leonardo Del Vecchio, chairman of Luxottica Group, commented: "At the Board level, we remain focused on continuing to make progress on the corporate governance front and strengthen our ability to support the business objectives of Luxottica Group. In line with this, over the past few months we took steps to bring our corporate governance closer in line with best practices at other global companies. In addition, today the Board resolved to establish a Human Resources Committee, reflecting our renewed focus on one of the key assets that will ensure the continued growth of our Group—our people."

        Luxottica Group's wholesale operating margin for the quarter improved significantly to 21.0 percent, from 13.7 percent last year, vis-a-vis a 71.9 percent jump in operating income. This reflected the strong performance of fashion brands in the Group's portfolio, especially Chanel, Prada and Versace. With respect to house brands, Ray-Ban and Vogue were the two best performing brands. Ray-Ban in fact continued to perform strongly in line with its status of #1 sun brand in the world, with Ray-Ban Ophthalmic now firmly established as Luxottica Group's best-selling prescription brand, representing nearly 20 percent of total Ray-Ban sales.

        In terms of markets, the Group's wholesale business continued to grow ahead of most of the markets in which it operates, with wholesale sales to third parties for the quarter up 9.3 percent. Europe, which is the Group's most important wholesale market, remained strong and the Group continued to grow even in markets that are not growing in absolute terms. In the U.S., Luxottica Group's wholesale business to third parties enjoyed improved sales and profitability, the latter mainly reflecting the renewed strength of the Group's brand portfolio, fashion brands in particular.

        In retail, this continued to be a strong year for Luxottica Group, both in terms of sales growth but especially in terms of profitability—which remains the focus of the Group. Operating income for both the quarter and the nine-month periods improved ahead of top line growth, resulting in margin appreciation for both periods, to 17.1 percent for the quarter and 14.9 percent year-to-date.

        In North America, the single most important optical market in the world, Luxottica Group's business was particularly solid. Both LensCrafters and Sunglass Hut enjoyed strong quarters and positive comparable sales growth, mainly on the back of strength in fashion brands. This more than offset softness in the sport category for which sales at Luxottica Retail's stores were lower than historical levels, but still positive. Overall, the strong performance in this market reflected the company's ongoing emphasis on premium products and multiple pairs, quality of service and cost control. In Australia, the main focus continued to be on improving profitability as OPSM Group continued to work to strengthen the positioning of its key trading brands in that market though the roll out of new store designs, marketing campaigns, improved product assortment and associate (staff) development programs.

        Fiscal Year 2004 Earnings Guidance

        For the full year, Luxottica Group confirmed the previously announced earnings guidance of euro 0.64 per share, or US$0.80 per ADS (based on a euro 1 = US$1.25 exchange rate). This reflects the expected impact on Group results of the consolidation of the Cole National Corporation business for the October—December period.

Other key data:

        As of September 30, 2004, Luxottica Group's retail division consisted of 3,334 stores, broken down as follows:

  •
  LensCrafters: 887

  •
  Sunglass Hut International
  •
  North America: 1,585
  •
  Australasia: 165
  •
  Rest of the World: 107

  •
  OPSM Group
  •
  Australia: 457
  •
  New Zealand: 35
  •
  Other markets: 98

        Tax rate for the quarter was 34 percent, compared with 30 percent for the comparable quarter last year.

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ's Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003 the Group acquired OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette(TM) and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995.

For fiscal 2003, Luxottica Group posted net sales and net income respectively of euro 2,824.6 and euro 267.3 million. Additional information on the company is available on the web at http://www.luxottica.com.

Safe Harbor Statement

        Certain statements in this press release may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, risks that the integration with Cole National's operations will not succeed as currently planned, that expected synergies from the acquisition of Cole National will not be realized as planned, that the combination of Luxottica Group's managed vision care business with Cole National's will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Group's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assume any obligation to update them.

(1)
Comparable store sales are intended as sales that, for comparison purposes, are normalized by using in the calculation only stores open during the comparable period the previous year, the same exchange rates and the same consolidation area. In this case, for the purposes of rendering a picture of the Group's retail results as complete as possible, results of OPSM Group were included in the comparison as if the operations had been consolidated as of January 1, 2003. As a reminder, OPSM Group was consolidated into Luxottica Group's as of August 1, 2003.

Contacts

Luxottica Group S.p.A.
Luca Biondolillo, Director, Corporate Communications
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Manager, Investor Relations
Email: AlessandraSenici@Luxottica.com

Tel.: +39 (02) 8633-4665

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•101 Barclay Street West, New York, NY 10286 USA

Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR S.p.A.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 9A - 85540
HAAR - DEUTSCHLAND

LUXOTTICA PORTUGAL SA
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-359
LISBOA - PORTUGAL

LUXOTTICA FRANCE SARL
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER -
LUCHTHAVENLEI 7/A
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-15351 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

SUNGLASS HUT AUSTRALIA PTY LIMITED
LEVEL 6
75 TALAVERA ROAD
MACQUARIE PARK
NSW 2113 SIDNEY AUSTRALIA

LUXOTTICA (SWITZERLAND) AG
GRUBENSTRASSE 109
3322 URTENEN-SCHONBUHL
SWITZERLAND

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW, POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO
FINLAND

LUXOTTICA VERTRIEBSGESELLSCHAFT GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE -
PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

OPSM GROUP LIMITED
LEVEL 6
75 TALAVERA ROAD
MACQUARIE PARK
NSW 2113 SIDNEY AUSTRALIA

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132 - 9 PISO
ENTRE MOLIERE Y BLVD. M.
AVILA CAMACHO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
3-10-9 AOBADAI BUILDING
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
UNIT 5, 778 RICHARDS DRIVE - MIDRAND,
1685-PRIVATE BAG X213
HALFWAY HOUSE 1685 - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
LEVEL 6
75 TALAVERA ROAD
MACQUARIE PARK
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DONG GUAN CITY
GUAN DONG PROVINCE
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